

September 28, 2010

Mr. Zhonghao Su
Chief Executive Officer
China Green Material Technologies, Inc.
27F (Changqing Building), 172 Zhongshan Road
Harbin City, China 150040

  Re: China Green Material Technologies, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed April 12, 2010
    Form 10-Q for Fiscal Quarter Ended June 30, 2010
    Filed August 16, 2010
    File No. 001-15683

Dear Mr. Su:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 25

1. We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Management's Annual Report on Internal Control over Financial Reporting, page 25

2. We note that you state that there can be no assurance that your internal control over financial reporting will detect or uncover all failures of persons within your Company to comply with your internal control procedures. This "no assurance" language appears to inappropriately limit your conclusion as to the effectiveness of your internal controls over financial reporting. Please confirm if true, that what you are trying to convey is that any system of internal controls over financial reporting, no matter how well designed, has inherent limitations and therefore even those systems determined to be effective can provide only reasonable not absolute assurance of achieving their objectives. In future filings, please revise your disclosures to clarify this language.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Note 14. Stock-Based Compensation, page 16

Stock Warrants, page 16

3. We note your disclosure that on April 6, 2010 you issued warrants to purchase 437,500 shares of your common stock at a purchase price of $0.09 per share to certain investor relations firms pursuant to your private placement. You disclose that the fair market value of these warrants was $893,355 and that you will record the related expense in General and Administrative expenses and Additional Paid-in-Capital over a period of one year. Please address the following items:

    •   Based on section 10.(a) of Exhibit 10.3 in your Form 8-K filed on January 15, 2010, it appears that the exercise price of the warrants may be adjusted based on future equity issuances. Considering the existence of these reset provisions, please explain to us how you determined that the warrants were indexed to your common stock and should not be accounted for as derivative liabilities. See ASC 815-40, including Example 9 discussed in paragraphs 815-40-55-33 through 55-34.

- If you still believe that the warrants should be classified within equity, please provide us with your basis in GAAP for recognizing the related expense over a one year period rather than recognizing it immediately in earnings. It appears that these warrants were vested at issuance and that they are fully exercisable at June 30, 2010. Refer to ASC 505-50-05 and ASC 505-50-25-4 through 25-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief